Exhibit 99.4

GDS HOLDINGS LIMITED

NOTICE OF ADJOURNED GENERAL MEETING OF HOLDERS OF THE SERIES A PREFERRED SHARES OF THE COMPANY

References are made to the notice of general meeting of holders of the Series A preferred shares of the Company, as well as the corresponding proxy statement and proxy card dated January 26, 2026 (collectively the “Previous Disclosure”) published by GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) in relation to the amendment of the Company’s Articles of Association. Unless otherwise defined, capitalized terms used in this announcement shall have the same meaning as those defined in the Previous Disclosure.

Adjournment of the General Meeting of Holders of the Series A Preferred Shares of the Company

In accordance with the Previous Disclosure, the Meeting was convened at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 5:00 p.m. (China Standard Time) on February 24, 2026.

In accordance with Article 64 of the Company’s Articles of Association and in order to provide more time for holders of our ordinary shares and convertible preferred shares to deliberate on the proposal stated in the Previous Disclosure, at the Meeting the chairman of the Meeting duly determined to adjourn the Meeting (the “Adjourned Meeting”) which is rescheduled to be reconvened at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 5:00 p.m. (China Standard Time) on March 10, 2026.

For the avoidance of doubt, the proposal and resolutions set out in the Previous Disclosure remain unchanged and will be considered and, if thought fit, passed in the Adjourned Meeting.

No Change on Record Date

With reference to the Previous Disclosure, the Board of Directors of the Company has fixed the close of business on February 9, 2026 (China Standard Time) as the record date for determining the holders of our ordinary shares and convertible preferred shares entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof.

As the Adjourned Meeting is a continuation of the Meeting, there will be no change to the record date.

Proxy Card

The proxy cards remain valid and applicable to the Adjourned Meeting.

Any proxy card duly completed and returned in accordance with the instructions printed thereon remains valid for the Adjourned Meeting and therefore need not be submitted again.

Save as announced above, all other information set out in the Previous Disclosure remains unchanged.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer